Mail Stop 6010

April 26, 2006

Via U.S. Mail and Facsimile

Mr. Steven M. Neil
Chief Financial Officer, Vice President and Treasurer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road, Suite 590
Pleasanton, CA 94588

> **Re: The Cooper Companies, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Filed January 17, 2006**
> **File No. 001-08597**

Dear Mr. Neil:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended October 31, 2005

Note 2. Acquisitions, page 62

Acquisition of Ocular, page 62

1.	We note your acquisition of Ocular Sciences, Inc. on January 6, 2005 and that $857.6 million of the purchase price was allocated to goodwill. Please disclose in future filings the valuation methodologies and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and intangible assets. In addition, please also disclose the factors that contributed to a purchase price resulting in the recognition of goodwill as required by paragraph 51.b. of SFAS 141.

Accrued Acquisition Costs, page 65

2.	We note your accrued acquisition costs of $11,843,000 and $41,110,000 at October 31, 2004 and 2005, respectively. Please revise future filings to disclose a description of the major actions that comprise the plan to exit an activity or involuntarily terminate (relocate) employees of the acquired company, activities of the acquired company that will not be continued, including the method of disposition, and the anticipated date of completion and a description of employee group(s) to be terminated (relocated). Refer to EITF 95-3.

Note 3. Intangible Assets, page 66

3.	Please revise future filings to disclose the changes in the carrying amount of goodwill for each period for which a balance sheet is presented. Refer to paragraph 45 of SFAS 142.

Note 12. Business Segment Information, page 85

4.	Please revise your SFAS 131 disclosures of identifiable assets in future filings to present only long-lived tangible assets. This disclosure should not include goodwill or intangible assets. Refer to paragraph 38 of SFAS 131 and question 22 in the FASB Staff Implementation Guide to Statement 131.

Form 10-K/A Amendment No. 1 For the Fiscal Year Ended October 31, 2005

5.	We note that Amendment No. 1 to Form 10-K includes only the report of your independent registered public accounting firm. Please revise to include the complete text of Item 8. of your Form 10-K, including the audited financial statements in accordance with Exchange Act Rule 12b-15.

6.   As a related matter, please revise to include the certifications of your principal executive officer and principal financial officer. Refer to Exchange Act Rule 12b-15 and Part II.A of SEC Release No. 33-8124.

Forms 8-K Filed March 7, 2006 and December 12, 2005

7.   We note on page four that you present your non-GAAP measures and reconciliation in the form of a statement of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted cost of sales, adjusted gross profit, adjusted restructuring costs, adjusted total operating expense, and adjusted operating income, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe **each** measure provides useful information to investors.

- To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

- Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

8.   In addition, Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). The discussion of the first quarter highlights on page one focuses on "reported EPS before nonrecurring items" and "cash flow per share" and does not include a discussion of GAAP EPS. The presentation of the reported P&L highlights on page three focuses on operating income before nonrecurring charges for merger related accounting and restructuring and does not include a presentation of operating income. Please tell us how this discussion and presentation meets the requirements of Item 10.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian Cascio

Accounting Branch Chief